SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2019

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Magic Software Launches FactoryEye For Empowering Manufacturers’ Transition to Industry 4.0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2019 By: /s/ Amit Birk Name: Amit Birk Title: VP M&A & General Counsel

	By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic Software Launches FactoryEye For Empowering Manufacturers’ Transition to Industry 4.0

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PRESS RELEASE

Magic Software Launches FactoryEye For Empowering  Manufacturers’ Transition to Industry 4.0

Magic’s new platform will enable manufactures to transform into “Industry 4.0” with minimum changes to their enterprise systems.

Or Yehuda, Israel, May 21, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end low code integration and application development platforms solutions and IT consulting services, announced today the general availability of its newest data intelligence product, FactoryEye, built specifically for manufacturers.

Relying on more than 35 years of experience and hundreds of customers in the manufacturing market, Magic was able to introduce FactoryEye, a high performance, low-code, flexible and hybrid platform that ensures the smooth integration between manufacturers’ legacy core IT systems, cloud systems, and factory machines by collecting and analyzing big data from multiple silos.

FactoryEye features intuitive and user friendly dashboards that provide manufacturers all the analysis they need in order to make faster and smarter decisions based on real time data and business analytics. Such capabilities translate into improved productivity, faster delivery times, and better control over the manufacturing processes which lead to increased customer satisfaction and higher profit margins.

FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems.

According to leading market analysts, the market for Industry 4.0 products and services is expected to soar from $119 billion in 2020 to $310 billion in 2023, attaining a 27% CAGR.

“The addition of FactoryEye to our software portfolio allows us to provide our new and existing manufacturing clients a comprehensive Industry 4.0 solution”, commented Guy Bernstein, CEO of Magic Software. “This aligns with our strategy of enhancing our portfolio with Enterprise grade technologies and complements our recent acquisition of PowWow’s SmartUX™, a low code platform for Mobilizing and Modernizing Enterprise Apps. Combining acquired technologies with enhancements to core products enables Magic to further accelerate its growth by becoming a strong player in the digital transformation and Industry 4.0 revolutions”

The Magic Software team will be demonstrating FactoryEye at a number of global events. To learn more about how FactoryEye can help you save on costs and improve your factory’s efficiency visit Magic Software website at www.magicsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms. With over 30 years of experience, 24 regional offices, millions of installations worldwide and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

For more information, visit www.magicsoftware.com.

Press Contact:

Noam Amir

Magic Software Enterprises

noama@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission. Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release. Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.